PROFIT PARTICIPATION AGREEMENT

BETWEEN

GO SOLAR USA, INC.
A NEVADA CORPORATION

AND

XIAMEN SOLAR ELECTRONICS
A CHINESE CORPORATION

PROFIT PARTICIPATION AGREEMENT

     THIS PROFIT PARTICIPATION AGREEMENT (the “PPA”) is made as of the 5th day of January, 2011 by and between GO SOLAR USA, INC., a Nevada corporation, (“GSLO”), and XIAMEN SOLAR ELECTRONICS (XSE), a Chinese corporation.

R E C I T A L S:

WHEREAS, GSLO is in the business of identifying and developing new energy and technology solutions, and

WHEREAS, XSE is in the business of developing wireless energy sources and other energy technology;

A G R E E M E N T :

     NOW, THEREFORE, in consideration of the above and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.     GSLO agrees to pay to XSE the sum of SIXTY-SIX THOUSAND US  DOLLARS AND NO/100 ($66,000.00) payable as follows:

a.           $33,000.00 to be paid within 10 days of the signing by both parties with deliveryto GSLO;

b.           $33,000.00 to be paid 30 days following the first payment.

2.     As consideration for GSLO’s payment of $66,000.00 to XSE, XSE has agreed to pay to GSLO, FIVE PERCENT (5%) of the NET PROFITS generated and realized by XSE exclusive of any net profit generated from GSLO under its distribution agreement.

  As used herein, “NET PROFITS” shall be as defined by GAAP.

a.           As further consideration for GSLO's payment to XSE, XSE hereby grants GSLO exclusive distribution rights of the Volt Technology for the Territory hereby defined as North America.  The terms of the distribution agreement are attached hereto as Addendum A and made a part hereof.

3.     The payment obligation to GSLO shall begin 30 days following XSE’s achieving net profit.

4.     If at any time, GSLO determines, at its sole discretion, that it is not in the best interest of the company to continue with this PPA, GSLO may immediately terminate this PPA and any obligation owed by GSLO for payments to XSE would end subject to the following:

a.           If GSLO terminates this PPA at any time after the initial payment but prior to the second payment, GSLO shall be eligible to receive profits from XSE on a pro-rata basis.  For example, payment of one-half of the $66,000.00 obligation prior to termination would then obligate XSE to pay to GSLO 2.5% of the net profits.

b.           Notice of termination under this clause may be by facsimile, email, hand delivery, fed-ex or U.S. mail or any other method selected by GSLO as long as it is in writing.

5.     Payment:

           a.     The Accounting.  Accounting regarding Net Profit shall be done on a quarterly basis.  Not less than thirty (30) business days after the close of each quarter, XSE shall complete and submit to GSLO, in a detailed Accounting (defined below), XSE’s best estimate of the net profit amount due. As used herein, “Accounting” shall mean a report prepared by XSE showing in reasonable detail (including reasonable back-up documentation) the calculation of the PPA net payment.

           b.     Simultaneous with the submission of the Accounting, XSE shall tender payment in full of the amount XSE’s calculation determined the Net Profit payment due.

6.     Resolution of Disputes:

a.           If GSLO objects to XSE’s Accounting and/or the Net Profit payment tendered by XSE, GSLO shall have thirty (30) business days from the receipt of the Accounting and payment within which to provide written notice via registered mail, to XSE of GSLO’s objection.

b.           Once GSLO places its written notice of objection in the mail, GSLO shall thereafter, negotiate the payment instrument.

c.           GSLO shall have the option to request from XSE any additional documentation or information needed for GSLO to determine the correct Net Profit payment due.  GSLO shall thereafter have sixty (60) days within which to perform its own Accounting and submit same to XSE for payment.  Unless XSE can demonstrate to GSLO the error in GSLO’s determination, XSE agrees to submit any additional payment due with the next scheduled quarterly payment.  Any credit amount due XSE shall be included in its next scheduled Accounting report.  All fees applicable under paragraphs 5.a and 5.b will also be applicable to this section.

d.           Failure by GSLO to timely object to XSE’s Accounting and/or the Net Profit payment does not mean GSLO forfeits any additional payment that may be due.  GSLO may raise the issue of XSE’s Accounting and/or Net Profit payment amount during the Year-End Accounting as described in 5.c above.

e.           If the parties do not agree to the Year-End Accounting and/or any additional Net Profit payment or credit due to either party, within thirty (30) days following the date the final Accounting is due:

i.           The objecting party shall obtain the services of an independent certified public accountant.  Both parties shall cooperate in providing all information requested by the accountant.  The accountant shall be limited solely to the determination of the final year-end Net Profit payment or credit due.

ii.           The accountant shall, within forty-five (45) days following his engagement reach a decision and notify each party.  The decision of the accountant shall be binding.  If the accountant determines an additional payment is due GSLO, XSE shall remit same within thirty (30) days following notice from the accountant.  All fees applicable under paragraphs 5.a and 5.b will also be applicable to this section, up to a period of ninety (90) days. If the accountant determines XSE has overpaid and is entitled to a credit, that credit amount shall be included in the next quarterly Accounting.

f.           If the objecting party fails to engage the services of an accountant within thirty (30) days following the date the final Accounting is due then that party shall be deemed to have waived its right to any objection and the final Accounting shall be considered as approved and agreed to by both parties.

7.     Financial Records.  XSE shall keep and maintain, or cause to be kept and maintained, accurate financial books and records with respect to the Accountings, Net Profit determination, and/or any other documentation necessary to make the Accounting determinations outlined above. Such financial books and records shall include all supporting documentation relative to the quarterly and/or yearly accountings, and shall be maintained by XSE and made available to GSLO for two (2) years after the date on which the yearly Accounting is agreed to by the parties or made final by the terms of this agreement.

8.     Default and Remedies.

a.           Default. Each of the terms, conditions, covenants and provisions of this Agreement is a material consideration for this Agreement, the breach of which shall be deemed a default hereunder. Said default shall be deemed to have occurred if the defaulting party has not effected a cure within ten (10) days after a written notice from the other party specifying the default.

b.           Default Interest.   In the event of a default by XSE in the payment of any funds required to be paid by XSE hereunder, all amounts which remain unpaid for a period of ten (10) days from the date such payment is due hereunder, shall bear interest from the initial due date through the date actual payment is received by GSLO at a rate equal to the lesser of (i) TEN (10) percent or (ii) the maximum rate permitted under applicable law. The imposition or payment of such default interest shall not excuse any default.

c.           Remedies.   In the event of a default by either party hereunder, the non-defaulting party shall have all rights and remedies available to it at law or in equity. To the maximum extent permitted by law, all rights, options and remedies of GSLO contained in this Agreement, or under law, shall be cumulative, and no one remedy shall be exclusive of any other remedy, and GSLO shall have the right to pursue any one or all such remedies.

d.           No Continuing Waiver.   No waiver by a party of a breach of any of the terms, covenants or conditions of this Agreement by the other party shall be construed or held to be a waiver of any succeeding or preceding breach of the same or any other term, covenant or condition herein contained. No waiver of any default by a party hereunder shall be implied from any omission by the other party to take any action on account of such default if such default persists or is repeated, and no express waiver shall affect default other than as specified in such waiver. The consent or approval by a party to or of any act by the other party requiring consent or approval, shall not be deemed to waive or render unnecessary the party’s consent or approval to or of any subsequent similar acts by the first party.

9.           Miscellaneous.

a.           Notices.   All notices or other communications required or permitted hereunder shall be in writing and personally delivered (including by means of professional messenger service) by nationally recognized overnight courier service, messenger service or registered or certified mail, postage prepaid, return receipt requested, via facsimile or electronic mail (email).   All written communications in accordance with the foregoing shall be deemed given (i) three (3) days after the date it is posted if sent by mail, or (ii) the date the overnight courier or personal delivery is made, or refused by the addressee, at the address set forth below, if delivered by 5:00 P.M., CST on a business day, or immediately if by confirmed facsimile or electronic mail.  If one party fails to provide the other party with a notice of change of address, then notice by the first party shall be deemed given if properly addressed with proper postage to the last known address.

b.           Interpretation; Governing Law. This Agreement shall be construed as if prepared by both parties.  Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is waived. This Agreement shall be construed, interpreted and governed by the laws of the State of Texas.   The parties agree that any action or proceeding to enforce or relating to this Agreement, shall be brought exclusively in the federal or state courts located in Harris County, Texas, and the parties hereto consent to the exercise of personal jurisdiction over them by any such courts for purposes of any such action or proceeding.

c.           Severability.   If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, by a court of competent jurisdiction, the remainder of this Agreement and application of such provision to other circumstances, shall be interpreted so as best to reasonably effect the intent of the parties hereto.

d.           Performance of Acts on Business Days.  Unless specifically stated to the contrary, all references to days herein shall be deemed to refer to calendar days. In the event that the final date for payment of any amount or performance of any act hereunder falls on a Saturday, Sunday or holiday, such payment may be made or act performed on the next succeeding business day.

e.           Attorney Fees.   If either party files any action or brings any proceeding against the other arising out of this Agreement, whether or not such action or proceeding is prosecuted to judgment (“Action”), then:

i.           The unsuccessful party therein shall pay all costs incurred by the prevailing party therein, including reasonable attorneys’ fees and costs, court costs and reimbursements for any other expenses incurred in connection therewith, and

ii.           As a separate right, severable from any other rights set forth in this Agreement, the prevailing party therein shall be entitled to recover its reasonable attorneys’ fees and costs incurred in enforcing any judgment against the unsuccessful party therein, which right to recover post-judgment attorneys’ fees and costs shall be included in any such judgment. The right to recover post-judgment attorneys’ fees and costs shall (A) not be deemed waived if not included in any judgment, (B) survive the final judgment in any Action, and (C) not be deemed merged into such judgment. These rights and obligations shall survive the termination of this Agreement.

f.           Entire Agreement; Amendments.   This Agreement is intended by the parties to be the final expression of their agreement with respect to GSLO’s right to share in certain profits from XSE and is intended as the complete and exclusive statement of the terms of the agreement with respect thereto between the parties. As such, this Agreement supersedes any prior understandings between the parties regarding the subject matter hereof, whether oral or written. Any amendments to this Agreement shall be in writing and shall be signed by all parties hereto.

g.           Assignment.   GSLO shall have the right to sell or assign its rights and obligations hereunder without the prior written consent of XSE.

h.           Headings; Cross-References; Exhibits. The headings and captions used in this Agreement are for convenience and ease of reference only and shall not be used to construe, interpret, expand or limit the terms of this Agreement.

i.           Counterparts. This Agreement may be executed in several original counterparts, each of which and all together will constitute this Agreement in its entirety.

ALL SIGNATURES ON FOLLOWING PAGE

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

XIAMEN SOLAR ELECTRONICS

BY:	/s/ Michael Franklin
_______________________________
MICHAEL FRANKLIN, President

GO SOLAR USA, INC.

BY:	/s/ Tyson Rohde
_______________________________
TYSON ROHDE, Chairman and CEO

ADDENDUM  "A"

A.           Volt Technology: Volt Technology is hereby defined as any external battery case that affixes to wireless devices such as cell phones and is able to be charged via any combination of AC power outlets, USB connection to an external power source, or photovoltaic solar panel. Volt Technology also includes all future improvements and embodiments that are developed by XSE. The term “Volt” is used for the convenience of drafting this Agreement, and shall not affect its binding nature should GSLO market the Technology under a different name.

B.           XSE hereby grants GSLO exclusive distribution rights for the Territory for a period of three years. Should GSLO purchase at least 20,000 units of the Volt Technology within one year of the first commercial purchase, the duration of exclusivity will be extended for an additional five years. Should GSLO fail to meet this minimum amount, XSE shall have the right but not the obligation to enter into discussions with other entities for distribution within the Territory. Failure to meet the minimum amount will not preclude GSLO to continue to be a distributor of the Volt Technology for a period of eight years from the date of this Agreement. In the event that GSLO is unable to distribute the Volt Technology in North America due to regulatory constraints, intellectual property infringements, or other unforeseen circumstances, XSE agrees to extend GSLO’s Territory to include China. Should this occur, all other provisions in this section will remain unchanged.

C. GSLO shall purchase the Volt Technology directly from the Manufacturer and will pay a royalty to XSE as follows:

1.           $5 per unit for the first 50,000 units sold by GSLO;

2.           $4 per unit for units from 50,001-100,000 sold by GSLO;

3.           $3 per unit thereafter for units sold by GSLO;

4.           No royalty payment shall be due unless and until the unit held in inventoryby GSLO is sold and collected on.

D.           Royalty payments shall be made on a quarterly basis subject to the following adjustment:  XSE agrees that at no time will the ratio of its royalty payments to GSLO profits exceed a ratio of 1:5. Should this occur, the allocation of profits (the wholesale price at which GSLO sells the Volt Technology minus its total costs) shall be adjusted to accommodate this ratio.

E.           XSE agrees to interface with Chinese manufacturers to ensure quality control, conduct new product development, lower manufacturing costs, handle change orders and/or returns, coordinate purchase orders, and oversee the exportation and shipping of the Volt Technology FOB to GSLO’s destination of choosing.

F.           GSLO agrees to use its best efforts to obtain CE Certification for the product in the Territory as well as to pay for shipping costs and import taxes on all units ordered by GSLO.

G.           Any intellectual property pertaining to the Volt Technology either applied for or issued to XSE shall not affect this Distribution Agreement and royalties paid herein. XSE agrees that this agreement encompasses the full understanding between the parties and that no further license is required to sell the Volt Technology.

H.           XSE and GSLO shall make available to the other all financial, operational, manufacturing, and research and development records pertaining to the Volt Technology.  Both parties shall keep and maintain, or cause to be kept and maintained, accurate financial books and operational records with respect to the sales and cost of sales associated with the Volt Technology, and/or any other documentation necessary to make the Accounting determinations outlined below. Such financial books and records shall include all supporting documentation relative to the quarterly accountings.

I.           If at any time, GSLO determines, at its sole discretion, that it is not in the best interest of the company to continue with this Distribution Agreement, GSLO may immediately terminate this Agreement. Notice of termination under this clause may be by facsimile, email, hand delivery, fed-ex or U.S. mail or any other method selected by GSLO as long as it is in writing.   Termination shall not affect any obligation for royalty payments accrued on sold items or to be accrued from inventory once sold.

J.           Accounting regarding Royalty Payments to XSE shall be done on a quarterly basis.  Not less than thirty (30) business days after the close of each quarter, GSLO shall complete and submit to XSE, in a detailed Accounting (defined below), GSLO’s best estimate of the Royalty Payment amount due. As used herein, “Accounting” shall mean a report prepared by GSLO showing in reasonable detail (including reasonable back-up documentation) the calculation of the Royalty Payment.

K.           Simultaneous with the submission of the Accounting, GSLO shall tender payment in full of the amount GSLO’s calculation determined as due under this Agreement.

L.           Resolution of Disputes:

a.           If XSE objects to GSLO’s Accounting and/or the Royalty Payment tendered by GSLO, XSE shall have thirty (30) business days from the receipt of the Accounting and payment within which to provide written notice via registered mail, to GSLO of XSE’s objection.

b.           Once XSE places its written notice of objection in the mail, XSE shall thereafter, negotiate the payment instrument.

c.           XSE shall have the option to request from GSLO any additional documentation or information needed for XSE to determine the correct Royalty payment due.  XSE shall thereafter have sixty (60) days within which to perform its own Accounting and submit same to GSLO for payment.  After review by GSLO if the parties agree, the appropriate adjustments shall be made and any credit amount due XSE shall be included in its next scheduled Accounting report.

d.           After each party has had the opportunity to conduct its own accounting and have it reviewed by the other, if a dispute remains, the objecting party shall obtain the services of an independent certified public accountant in the United States. Both parties shall cooperate in providing all information requested by the accountant.

e.           The accountant shall, within forty-five (45) days following this engagement reach a decision and notify each party.  The decision of the accountant shall be binding.  If the accountant determines an additional payment is due XSE, GSLO shall remit same within thirty (30) days following notice from the accountant.  If the accountant determines GSLO has overpaid and is entitled to a credit, that credit amount shall be included in the next quarterly Accounting. If GSLO is found to owe additional funds to XSE, it shall pay for the accounting fees, otherwise any accounting fees incurred shall be paid by XSE.

f.           If the objecting party fails to engage the services of an accountant before the subsequent quarterly Accounting statement then that party shall be deemed to have waived its right to any objection of the previous quarterly Accounting and it shall be considered as approved and agreed to by both parties.

M.           Assignment.   GSLO shall have the right to sell or assign its rights and obligations hereunder without the prior written consent of XSE.

AGREED TO:

XIAMEN SOLAR ELECTRONICS		GO SOLAR USA, INC.

BY:	/s/ Michael Franklin	BY:	/s/ Tyson Rohde
	______________________		_____________________
	Michael Franklin, President		Tyson Rohde, Chairman and CEO